

August 6, 2015

<u>Via E-Mail</u>
Susan R. Lichtenstein
Senior Vice President, Corporate Affairs and Chief Legal Officer
Hill-Rom Holdings, Inc.
Two Prudential Plaza, Suite 4100
Chicago, IL 60601

> **Re:** **Hill-Rom Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed July 13, 2015**
> **File No. 333-205645**

Dear Ms. Lichtenstein:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Effects of the Merger; Merger Consideration, page 51

1.   Please revise to disclose the consideration that each Welch Allyn shareholder will receive on a per share basis. If shareholders will not know at the time of the vote the consideration per share that they will receive, please say so clearly on your one-page prospectus cover, and disclose in your prospectus an example of the consideration per share using information available on the latest practicable date. Also disclose, if true, that the actual value of the consideration and number of shares to be issued may differ from the example, making clear when the final per share consideration will be determined; include an illustrative table showing a reasonable range of potential consideration per share. Disclosure accompanying the illustrative table should explain, if material, the volatility of your common stock over a relevant historic period, other relevant factors and risks that affect the consideration per share, and walk-away rights. State the consideration per share in terms of the lowest amount assured to be issued,

excluding consideration that will be placed in escrow contingent on future events; you may disclose, if true, that there is a possibility of an increase in the stated consideration if amounts remain in the escrow account after the occurrence of the stated events.

Interests of Directors and Executive Officers of Welch Allyn in the Merger, page 67

2.   Please quantify the amounts to be paid or payable to each of Welch Allyn's officers and directors for each of the interests identified in this section.

Tax Consequences to Holders of Welch Allyn Common Stock as a Result of the Merger, page 78

3.   Please state clearly what the federal income tax consequences of the transaction are, not merely what the consequences "should" be, "may" be or "generally" are. Alternatively, if you cannot provide disclosure about what the consequences are, please (1) revise your disclosure to clarify the reasons for the uncertainty and discuss the possible alternatives and risks to investors, and (2) file an opinion per Regulation S-K Item 601(b)(8); for guidance, please see Staff Legal Bulletin No, 19 (October 14, 2011) Sections III.C.1 and III.C.4. Also, if your disclosure as revised to address this comment does not include information regarding investors' tax basis in the shares you are offering, please provide us your analysis supporting your conclusions regarding why this disclosure is not required.

Debt Financing, page 102

4.   Please file as an exhibit to your registration statement the commitment letter mentioned in this section. Also please tell us when the definitive documents governing the debt arrangements will be available and filed as exhibits.

Market Price and Dividend Information, page 103

5.   We note your disclosure that, "[i]n connection with the merger and prior to the effective time of the merger, Welch Allyn intends to make a cash dividend to Welch Allyn shareholders of a substantial portion of the cash on hand and certain other assets that are not related to Welch Allyn's business..." Please disclose the amount and nature of the assets to be distributed. Also provide us your analysis of whether this information should be addressed in your disclosure on page 67 regarding the interests of affiliates in the merger.

Where you can find additional information, page 155

6.   Please incorporate all required documents filed since September 30, 2014, the end of the fiscal year covered by the annual report on Form 10-K that you have incorporated by reference. Also, please tell us how your incorporation by reference reflects the requirements of Item 11(b)(1) of Form S-4.

Annex D

7.   We note the statement in the last paragraph of this annex that the opinion "is solely for the use and benefit of the Board of Directors of the Company and shall not be disclosed publicly or made available to, or relied upon by, any third party without [the financial advisor's] prior approval." Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for the financial advisor's belief that shareholders cannot rely upon the opinion to support any claims against financial advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in financial advisor's engagement letter with the registrant). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to the financial advisor would have no effect on the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws.

Undertakings, page II-2

8.   Please provide the undertakings required by Regulation S-K Item 512(a).

Exhibit 99.1

9.   We note that the last paragraph of the consent of Barclays Capital Inc. filed as exhibit 99.1 states that the consent "shall be governed and construed and enforced in accordance with the laws of the State of New York." Please provide us your analysis of how this limitation is consistent with Section 14 of the Securities Act and Section 29 of the Exchange Act.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc: Steven J. Gavin, Esq.
    Winston & Strawn LLP